Exhibit 12.1
Computation of Ratio of Earnings to
Fixed Charges

	Predecessor Company (1)												Successor Company

			Period from		Period from						Period from		Period from
	Year ended		January 1, 2002		November 1, 2002		Year ended		Year ended		January 1, 2005		December 1, 2005
	December 31,		to		to		December 31,		December 31,		to		to
	2001		October 31, 2002		December 31, 2002		2003		2004		November 30, 2005		December 31, 2005

COMPUTATION OF EARNINGS
Income (loss) before taxes	$(461.3)		$35.3		$(2.3)		$12.7		$167.8		$70.2		$(3.2)
Net interest expense	49.6		15.8		1.3		5.7		8.4		12.0		4.1
Interest portion of operating lease expense	7.6		5.5		0.9		4.8		5.4		5.2		0.5

Earnings	$(404.1)		$56.6		$(0.1)		$23.2		$181.6		$87.4		$1.4

COMPUTATION OF FIXED CHARGES
Net interest expense	$49.6		$15.8		$1.3		$5.7		$8.4		$12.0		$4.1
Capitalized interest	—		—		—		—		—		—		—
Interest portion of operating lease expense	7.6		5.5		0.9		4.8		5.4		5.2		0.5

Fixed Charges	$57.2		$21.3		$2.2		$10.5		$13.8		$17.2		$4.6

RATIO OF EARNINGS TO FIXED CHARGES	(7.1	) x	2.7	x	(0.0	) x	2.2	x	13.3	x	5.1	x	0.3	x

DEFICIENCY OF EARNINGS TO FIXED CHARGES	$461.3		$—		$2.3		$—		$—		$—		$3.2

(1)	We applied “Fresh-Start Reporting” to our consolidated balance sheet as of October 31, 2002 in accordance with SOP 90-7. Under “Fresh-Start Reporting,” a new reporting entity is considered to be created and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values at the date “Fresh-Start Reporting” is applied. Company. On October 31, 2002, we emerged from bankruptcy. As a result of the application of “Fresh-Start Reporting,” our financial information of any date or for periods after November 1, 2002 is not comparable to our historical financial information before November 1, 2002. As a result of the emergence from bankruptcy and for the purpose of presentation, activities subsequent to October 31, 2002 relate to our Successor Company and activities prior to November 1, 2002 relate to our Predecessor